FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         January, 2006

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2267 10th Avenue West, Vancouver, British Columbia. Canada V6K 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 4th day of January, 2006.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) “Brent Lokash” Brent Lokash, President & Chief Financial Officer

FOR IMMEDIATE RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO US PERSONS

CLEARLY CANADIAN ANNOUNCES COMPLETION OF ADDITIONAL FINANCING
WITH BG CAPITAL

VANCOUVER, B.C., January 3, 2006 – CLEARLY CANADIAN BEVERAGE CORPORATION (the “Company”) (OTCBB: CCBEF) – Further to the Company’s news release of December 2, 2005, Clearly Canadian has completed its private placement financing with four investors, including BG Capital Group Ltd. (“BG Capital”). BG Capital and the other investors, including certain directors and officers of the Company, have purchased units consisting of an aggregate of 800,000 common shares, 5,000,000 Series A share purchase warrants, 5,000,000 Series B share purchase warrants, 5,000,000 Series C share purchase warrants and 5,000,000 Series D share purchase warrants for an aggregate purchase price of US $1,000,000.

“The Company is pleased to have completed this financing. We intend to use these funds for 2006 brand initiatives and for current operations and future growth, including the development of new beverages and marketing programs that we believe will enhance the Company’s efforts to expand its sales in 2006 and beyond,” said Brent Lokash president of Clearly Canadian Beverage Corporation.

About BG Capital
BG Capital Group is a merchant bank specializing in small to mid-cap growth opportunities. It holds controlling shareholder positions in numerous public and private companies throughout the United States and Canada. BG Capital has over 20 years of investor relations experience as well as in-depth marketing and financial management expertise.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “will”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and changes to its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

“Brent Lokash”
__________________________________
Brent Lokash, President

For further information please contact: Communications	Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.